SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DYNAMICS RESEARCH CORPORATION

(Exact name of registrant as specified in its charter)

MASSACHUSETTS                                                                           04-2211809
(State of incorporation or organization)                                                                                     (I.R.S. Employer Identification No.)

60 FRONTAGE ROAD
 ANDOVER, MASSACHUSETTS 01810-5498
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to registered
Series B Preferred Stock Purchase Rights	NASDAQ Global Market

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.   [ ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.   [  ]

Securities Act registration statement file number to which this form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act:   None

ITEM 1.  Description of the Registrants’ Securities to be Registered

On July 23, 2008, Dynamics Research Corporation declared a dividend distribution of one preferred stock purchase right for each share of Common Stock. These New Rights will eventually replace and have virtually the same practical effect as the Rights that are presently in existence, but which are due to terminate on July 27, 2008. Each New Right entitles the registered holder to purchase from the Company after the Distribution Date described below one-one hundredth of a share of its Series B Preferred Stock (the “Preferred Stock”).  The exercise price is $59.09 for each one-one hundredth of a share of Preferred Stock.  The distribution of New Rights is payable on July 27, 2008 to the record holders of Common Stock at the close of business on that date. One New Right will also be issued for each share of Common Stock issued between July 27, 2008 and the Distribution Date.

Exercisability of the New Rights; Distribution Date.  The New Rights are not exercisable until the Distribution Date.  The “Distribution Date” would occur, if ever, ten business days after either of the following events:

•
A public announcement that a person or group (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company’s outstanding Common Stock (which includes common stock referenced in derivative transactions and securities) (the “Stock Acquisition Date”) or

•	The commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 15% or more of the Company’s outstanding Common Stock.

Mergers, Asset Sales and Self-Dealing Transactions.  If after the Stock Acquisition Date the Company is acquired in a merger or other business combination, or 50% or more of its assets or earning power is sold, proper provision is to be made so that each holder of a New Right would have the right to receive, upon exercise of the New Right, that number of shares of common stock of the acquiring company which at the time has a market value of two times the exercise price of the New Right.

In the event that:

(1)           the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or

(2)           an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement described below, or

(3)           during such time as there is an Acquiring Person any recapitalization, reorganization or other transaction involving the Company occurs which result in such Acquiring Person’s ownership interest being increased by more than 1%, then each holder of a New Right would have the right to receive, upon exercise of the New Right, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the New Right.

Following the occurrence of any of the events described in this section, any New Rights beneficially owned by any Acquiring Person would immediately become null and void.

Exchange Option.  The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable New Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per New Right.  The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any such subsidiary or any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding.  Immediately upon the action of the Board ordering the exchange of any New Rights and without any further action and without any notice, the right to exercise such New Rights will terminate and the only right thereafter of a holder of such New Rights will be to receive that number of shares of Common Stock equal to the number of such New Rights held by the holder.

Transferability of New Rights.  Until the Distribution Date, the Common Stock certificates will evidence the New Rights, and the transfer of the Common Stock certificates will constitute a transfer of the New Rights.  After the Distribution Date, separate certificates evidencing the New Rights would be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date, and such separate New Rights Certificates alone would evidence the New Rights.

Redemption.  The Board of Directors, by a majority vote, may redeem the New Rights at any time at a redemption price of $.01 per New Right.  Immediately upon such redemption, the right to exercise the New Rights will terminate, and the New Rights holders will become entitled only to receive the Redemption Price.

Expiration of New Rights.  If not previously exercised or redeemed, the New Rights will expire on July 27, 2018.

Anti-Dilution Adjustment.  The exercise price, the redemption price, the exchange ratio and the number of shares of the Preferred Stock or other securities or property issuable upon exercise of the New Rights are subject to adjustment from time to time to prevent dilution under the following circumstances:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, or

•	upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price, or

•
upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company and dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such price.  At the Company’s option, cash (based on the market price on the last trading date prior to the date of the exercise) will be paid instead of issuing fractional shares of any securities (other than fractional shares of Preferred Stock in integral multiples of one one-hundredth of a share).

No Shareholder Rights.  A New Right holder, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.

Amendments.  Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date without the approval of any holders of the New Rights.  After the Distribution Date, the Board of Directors may amend the Rights Agreement to cure any ambiguity, to make changes which do not adversely affect the interests of holders of New Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement.  A majority vote of the Board of Directors is required.

Tax Consequences.  Although the Company believes that neither the distribution of the New Rights nor the subsequent separation of the New Rights on the Distribution Date should be taxable to the stockholders or the Company, stockholders may, depending upon the circumstances, realize taxable income upon the occurrence of an event described under “Mergers, Asset Sales and Self- Dealing Transactions.”

Rights Agreement.  The terms of the New Rights are set forth in an Amended and Restated Rights Agreement (the “Rights Agreement”) dated July 23, 2008 between the Company and American Stock Transfer & Trust Company, as Rights Agent.  A copy of the Rights Agreement is an Exhibit to Form 8-A/A filed with the Securities and Exchange Commission.  A copy of the Rights Agreement is available free of charge from the Rights Agent at the following address:

American Stock Transfer & Trust Company LLC
59 Maiden Lane
New York, NY  10038
Attention:  Executive Vice President
(Dynamics Research Corporation Rights Agreement)

This summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated into this summary by reference.

ITEM 2.  Exhibits

3.1	Certificate of Designation with respect to the Series B Preferred Stock, par value $.10 per share, of the Company (attached as Exhibit A to the Rights Agreement).
4.1	Rights Agreement dated as of July 23, 2008 ("Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.
4.2
Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

[Remainder of Page Intentionally Left Blank]

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DYNAMICS RESEARCH CORPORATION

Dated: July 25, 2008	By:	/s/ David Keleher
David Keleher
Senior Vice President, Chief Financial Officer and Treasurer

Exhibit Index

Exhibit No.	Description
3.1	Certificate of Designation with respect to the Series B Preferred Stock, par value $.10 per share, of the Company (attached as Exhibit A to the Rights Agreement).
4.1	Rights Agreement dated as of July 23, 2008 ("Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.
4.2
Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).